ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the “Insured”) Bond Number

AMCAP Fund 87111120B

Principal Office:	Mailing Address:
333 South Hope Street, 55th Floor	333 South Hope Street, 55th Floor
Los Angeles, CA 90071-1406	Los Angeles, CA 90071-1406

Item 2.	Bond Period: from 12:01 a.m. on	December 19, 2020	, to 12:01 a.m. on	December 19, 2021	, or

the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$115,000,000	Not Applicable
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$105,000,000	$250,000
	Insuring Agreement D-	IN TRANSIT	$105,000,000	$250,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$105,000,000	$250,000
	Insuring Agreement F-	SECURITIES	$105,000,000	$250,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$105,000,000	$250,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$55,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$105,000,000	$250,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$105,000,000	$250,000
	Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$250,000
	Insuring Agreement O-	FRAUDULENT TRANSACTIONS BACKSTOP	$3,000,000	$250,000
	Insuring Agreement X-	VETTED VENDOR CYBER THEFT	$5,000,000	$250,000
Item 4.	Offices or Premises Covered--All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16

and of all Riders applicable to this Bond issued during the Bond Period.

By: /S/ Maggie Sullivan	By: /S/ Swenitha Nalli
Authorized Representative	Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.       FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.       AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.       ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.       IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)	bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)	instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)	withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)	be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)	be lost or stolen, or

(3)	contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.       COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.       UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.       WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.       COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.       INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	“Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.	“Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.	“Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

H.	“Cryptocurrency” means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate generation of units and to verify transfer of units from one person to another.

I.	“Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

L.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

M.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

N.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,
(b)	an underwriter (distributor),
(c)	a transfer agent or shareholder accounting recordkeeper, or
(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

O.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

P.	“Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

Q.	“Items of Deposit” means one or more checks or drafts.

R.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

S.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

T.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

U.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

V.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

W.	“Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

X.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

Y.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/
Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Z.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

AA.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

BB.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

CC.	“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

DD.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

EE.	“Single Loss” means:

(1)	all loss caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)	all expenses incurred with respect to any one audit or examination, or

(4)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

FF.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

GG.	“Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.	Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.N(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.	Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.	All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.	Loss resulting from the theft, disappearance, or destruction of Cryptocurrency or from the change in value of Cryptocurrency, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 20. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

(1)	any Investment Company (or portfolio thereof) existing as of the Effective Date of this policy that is advised, distributed, or administered by The Capital Group Companies Inc. (“Capital Group”) or any Existing Subsidiary and which Capital Group has made a good faith effort to identify as a proposed Insured in the Application or any attachments thereto;

(2)	any Investment Company (or portfolio thereof) newly-created after the Effective Date of this policy that is advised, distributed, or administered by Capital Group or any Existing Subsidiary; provided, in each case, that Capital Group or any Existing Subsidiary has responsibility for placing insurance coverage for such newly created Investment Company; and

(3)	any Inactive Investment Company (or portfolio thereof).

It is further understood and agreed that notwithstanding the foregoing, and regardless of how many times this Bond (or this rider) may hereafter be renewed, an Inactive Investment Company shall automatically cease to be an Insured eight years following its Inactive Date.

It is further understood and agreed that:

(a)	“Existing Subsidiary,” as used in this rider, shall mean any entity wholly-owned (directly or indirectly) by The Capital Group Companies Inc. as of the Effective Date of this policy which The Capital Group Companies Inc. has made a good faith effort to identify in the Application or any attachment thereto; and

(b)	“Inactive Investment Company” shall mean any Investment Company (or portfolio thereof) (1) that has no active operations of its own, either by reason of previously (i) having had substantially all of its assets acquired by an Investment Company that is an Insured, (ii) having been merged into another Investment Company that is an Insured, or (iii) having been liquidated; and (2) that was an Insured under any prior Investment

Company Blanket Bond issued by the Insurer to Capital Group or any Existing Subsidiary under which bond such Investment Company was an Insured.

(c)	“Inactive Date” as regards an Inactive Investment Company is the Date that such Inactive Investment Company ceased operations by reason of subpart (1)(i), (ii), or (iii) of the definition of “Inactive Investment Company”;

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0001.0-00-111 (12/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.       COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.EE of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (07/18) nb

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0030.0-01 (01/02) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of Two Million Five Hundred Thousand Dollars ($2,500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(a)	the Shareholder of Record verifies, by some method other than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)	if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be One Hundred Five Million Dollars ($105,000,000) and the Deductible Amount applicable to any such Single Loss is Two Hundred and Fifty Thousand Dollars ($250,000).

It is further understood and agreed that, notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of One Hundred Five Million Dollars ($105,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested through an Electronic Transmission over the Internet.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested through an Electronic Transmission over the Internet.

“On-Line Transaction” means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0038.1-00-111 (12/17)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record and sent to an Authorized Address; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record at an Authorized Bank Account,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $80,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $80,000; in such case the Phone/Electronic Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) by transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0039.0-02 (06/18) nb

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Insuring Agreement G. COUNTERFEIT CURRENCY of this Bond is amended to read as follows:

“Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of any country which prove to be Counterfeit.

This Insuring Agreement does not cover loss covered under Insuring Agreement A.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0003.0-01-111 (12/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

“Discovery occurs when the Management Committee, the Risk and Insurance Manager, the Chief Compliance Officer, or the Head of the Legal Department of The Capital Group Companies, Inc. or any Chief Compliance Officer of an Insured (each, a “Designated Person”) becomes aware of facts which would cause a reasonable person to assume that a loss of over $250,000 (Two Hundred Fifty Thousand Dollars) covered by the Bond has been or is likely to be incurred, regardless of when the act causing or contributing to such loss occurred, even though the exact amount of details of loss may not then be known. Notice to any Designated Person of an actual or potential claim of over $250,000 (Two Hundred Fifty Thousand Dollars) by a third party which alleges that the Insured is liable under circumstances which, if true, would create a loss of over $250,000 (Two Hundred Fifty Thousand Dollars) under this Bond, constitutes such discovery.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0027.0-02-111 (11/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the last sentence of the fifth paragraph of Section 13. Termination shall be deleted in its entirety and replaced with the following:

The Insured, within sixty (60) business days of such detection by the Management Committee, the Risk and Insurance Manager, the Chief Compliance Officer, or the Head of the Legal Department of The Capital Group Companies, Inc. or any Chief Compliance Officer of an Insured, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

RNM0046.0-00-111 (12/19)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-00 (07/18) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, regarding the Insureds’ rights against such Facultative Reinsurer (“Cut Through Agreement”), in substantially the form(s) reviewed and agreed to by the Insureds.

It is further understood and agreed that as used in this rider, “Facultative Reinsurer” means any entity providing reinsurance for this Bond to the Underwriter on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Underwriter pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

RN0058.0-00 (08/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Item 3 of the Declarations (“Limit of Liability”), Section 9 (“Non-Reduction and Non-Accumulation of Liability and Total Liability”), Section 10 (“Maximum Liability of Underwriter; Other Bonds or Policies”), Section 12 (“Deductible Amount”), or elsewhere in this Bond, the maximum liability of the Underwriter for any Single Loss covered by Insuring Agreement A (“Fidelity”) of this Bond shall be One Hundred Five Million Dollars ($105,000,000) (“$105 Million Fidelity Sublimit”); provided, however, that:

1.	If it is determined that application of the $105 Million Fidelity Sublimit to such a Single Loss would result in the share of the recovery due to be received under the Bond by any Insured Fund being less than the minimum dollar amount dictated for such Insured Fund under Rule 17g-1(d) of the Investment Company Act of 1940 (“Minimum 17g-1 Dollar Amount”), then the maximum liability of the Underwriter shall be adjusted upwards by such dollar amount (up to a maximum increase of Ten Million Dollars ($10,000,000)) as may be necessary to ensure that such Insured Fund receives such Minimum 17g-1 Dollar Amount (“Adjustment of the $105 Million Fidelity Sublimit”); and

2.	Regardless of any Adjustment of the $105 Million Fidelity Sublimit, in no event shall the maximum liability of the Underwriter for such a Single Loss exceed the Limit of Liability for Insuring Agreement A set forth in Item 3 of the Declarations.

It is further understood and agreed that, notwithstanding anything to the contrary in subpart (1) above, if the $105 Million Fidelity Sublimit equals or exceeds the sum of the respective Minimum 17g-1 Dollar Amounts for the Insured Funds that have sustained portions of such Single Loss, then there shall be no Adjustment of the $105 Million Fidelity Sublimit, regardless of whether (1) the portion of the Single Loss sustained by any Insured Fund exceeds its Minimum 17g-1 Dollar Amount, (2) the portions of the Single Loss sustained by Insured Funds are disproportionate to one another, or (3) any Insured that is not an Insured Fund has sustained a portion of the Single Loss.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0008.1-00-111 (12/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

In the event that one or more Insureds under this Bond and one or more Insureds under ICI Mutual Investment Company Blanket Bond No. 87111220B (“Associated Bond” and, together with this Bond, the “ICI Mutual Bonds”) sustain losses that would constitute a Single Loss (assuming, for this purpose, that the ICI Mutual Bonds were deemed to be a single bond), the total liability of the Underwriter for such losses under the ICI Mutual Bonds in combination shall in no event exceed the highest of the applicable Limits of Liability for the relevant Insuring Agreement as established under the ICI Mutual Bonds. In no event shall the applicable Limit of Liability of each of the ICI Mutual Bonds be added together or otherwise combined to determine the total liability of the Underwriter.

By way of example, if (1) one or more Insureds were to sustain losses covered under Insuring Agreement A (Fidelity) of this Bond and one or more Insureds under the Associated Bond were to sustain losses covered under Insuring Agreement A (Fidelity) of the Associated Bond, and (2) such losses were caused by one or more Dishonest or Fraudulent Acts committed by the same person, then the total liability of the Underwriter for such losses could in no event exceed One Hundred Million Dollars ($105,000,000), regardless of the total amount of such losses or how such losses are allocable as between this Bond and the Associated Bond. The foregoing example is included solely for convenience, and shall not itself be deemed to be a term or condition of coverage.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0007.1-00-111 (1220)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.       Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.	“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)	is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.	“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0405.0-00-111 (12/17)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

VETTED VENDOR CYBER THEFT

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement X, as follows:

X.       Vetted Vendor Cyber Theft

Loss of Property in the form of money only (and always excluding any loss of any Property other than money, or any other loss) resulting directly from a Vetted Vendor Cyber Theft;

PROVIDED, that the Insured generally maintains and follows during the Bond Period all Vetted Vendor Security Procedures.

It is further understood and agreed that:

(1)	The Deductible Amount for this Insuring Agreement X is $250,000 (Two Hundred Fifty Thousand Dollars);

(2)	The Limit of Liability for a Single Loss under this Insuring Agreement X is $5,000,000 (Five Million Dollars); and

(3)	Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement X shall be $5,000,000 (Five Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

It is further understood and agreed that notwithstanding anything to the contrary in Section 3 (“Assignment of Rights”), Section 8 (“Salvage”) or elsewhere in this Bond, the Underwriter shall have no obligation to indemnify the Insured for any loss otherwise covered by this Insuring Agreement X unless and until the Insured has, at the request of the Insurer, taken all appropriate steps (including, without limitation, prosecution of litigation) to recover the loss from the Vetted Vendor who committed (or whose employee or agent committed) the Vetted Vendor Cyber Theft. In the event of a recovery, the amount of the loss for which indemnification may be available under this Insuring Agreement X shall be reduced by the amount of such recovery. The Insured shall not settle any such claim for recovery against the Vetted Vendor (or its employee or agent) without the Underwriter’s consent, which consent shall not be unreasonably withheld.

This Insuring Agreement X does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

2.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

3.	“Vetted Vendor” means any Vendor (i) that has been identified as a “Tier 1” or “Tier 2” Vendor pursuant to the Insured’s “Vendor Risk Assessment Program,” and (ii) whose name has been provided to, and accepted by, the Underwriter on a list annually.

4.	“Vetted Vendor Cyber Theft” means a theft that is committed by a Vetted Vendor (or any employee or agent thereof) and that is effected through the entry of data into, or deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System.

5.	“Vetted Vendor Security Procedures” means security procedures intended to prevent Vetted Vendor Cyber Theft and established in connection with the Insured’s “Vendor Risk Assessment Program.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0406.0-00-111 (12/17)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

INDIVIDUAL DESIGNATED AUTHORIZED USER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the term “Employee,” as used in Insuring Agreement A (“Fidelity”), shall be deemed to include an Individual Designated Authorized User, provided, however, that any coverage provided under Insuring Agreement A for loss caused by any Dishonest or Fraudulent Act committed by any Individual Designated Authorized User shall be limited solely to Cyber Theft Loss.

It is further understood and agreed that for purposes of this rider:

  “Individual Designated Authorized User” means any natural person (a) employed by, or under contract to, Infosys Limited and (b) designated by the Insured (through contract or assignment of User Identification) as authorized to use a Covered Computer System, or any part thereof.

  “Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

  “Cyber Theft Loss” means loss of Property in the form of money only (and always excluding any loss of any Property other than money, or any other loss) resulting directly from a Cyber Theft.

  “Cyber Theft” means theft effected through an Individual Designated Authorized User’s entry of data into, or deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System.

  “User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0408.0-00-111 (12/19)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

AMCAP Fund		87111120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2020	December 19, 2020 to December 19, 2021	/S/ Maggie Sullivan

FRAUDULENT TRANSACTIONS BACKSTOP (FUNDS-ONLY BOND)

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding Insuring Agreement O, as follows:

O.       Fraudulent Transactions Backstop

Loss resulting directly from a Fund Shareholder Transaction, where the request for such Fund Shareholder Transaction:

(1)	is made by an individual or entity purporting to be a Fund shareholder or an authorized agent of a Fund shareholder, and

(2)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that (1) reasonable efforts were made to ensure that the Fund Shareholder Transaction was requested by the actual Fund shareholder (or authorized agent thereof), and (2) such loss is not otherwise covered under any other Insuring Agreement of this Bond.

The Limit of Liability for a Single Loss under this rider is $3,000,000 (Three Million Dollars), and the Deductible Amount is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability with respect to any and all loss or losses under this rider shall be $3,000,000 (Three Million Dollars) for the Bond Period, irrespective of the total amount of all such loss or losses.

It is further understood and agreed that for purposes of this rider only, “Fund Shareholder Transaction” shall mean any transfer, payment, redemption, or delivery of any shares issued by an Investment Company.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RNM0407.0-01-111 (08/19)

CERTIFICATE OF SECRETARY

I, Courtney R. Taylor, Secretary of AMERICAN BALANCED FUND, AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND, AMERICAN FUNDS GLOBAL INSIGHT FUND, AMERICAN FUNDS INTERNATIONAL VANTAGE FUND, CAPITAL GROUP PRIVATE CLIENT SERVICES FUNDS, CAPITAL GROUP U.S. EQUITY FUND, EMERGING MARKETS GROWTH FUND, INC., THE INCOME FUND OF AMERICA, and INTERNATIONAL GROWTH AND INCOME FUND do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of said entities, duly called and held on December 9 - 11, 2020 at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), provides that the Fund shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of the Series/Fund shall approve the reasonableness of the form and amount of the Series/Fund fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company; and

WHEREAS, the Board previously authorized and empowered the officers of the Series/Fund to provide and maintain for the Series/Fund a joint insured registered investment company bond, consisting of a $100 million bond written by ICI Mutual Insurance Company, which will expire on December 19, 2020, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Series/Fund and other investment companies served by Capital Research and Management Company (“CRMC”) or its affiliates against larceny and embezzlement by their respective officers and employees; and

WHEREAS, the Board has received and reviewed a memorandum dated November 19, 2020, describing, among other matters, proposed coverage and terms of a bond and the proposed method of allocating premiums among the joint participants;

NOW, THEREFORE, BE IT RESOLVED, that the Board authorizes and empowers the officers of the Series/Fund to provide and maintain for the Series/Fund a joint insured registered investment company bond consisting of a $105 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Series/Fund, other registered investment companies served by CRMC or its affiliates and the registered investment companies managed by CRMC or its affiliates which are no longer in operation; and

FURTHER RESOLVED, that the Board, including a majority of the Board members who are not interested persons of the Series/Fund or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Series/Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Series/Fund, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Series/Fund is less than the premium the Series/Fund would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $105 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Series/Fund against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that each of the officers of the Series/Fund is authorized to enter into a revised agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Series/Fund shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Series/Fund is designated, pursuant to rule 17g-1 under the 1940 Act as the person who shall make the filings and give the notices required by said rule.

Witness my hand this 5th day of March, 2021.

_/s/ Courtney R. Taylor________________

Courtney R. Taylor

Secretary

CERTIFICATE OF SECRETARY

I, Jennifer L. Butler, Secretary of CAPITAL INCOME BUILDER, CAPITAL WORLD GROWTH AND INCOME FUND, EUROPACIFIC GROWTH FUND, NEW ECONOMY FUND, NEW PERSPECTIVE FUND, NEW WORLD FUND, INC. AND WASHINGTON MUTUAL INVESTORS FUND (collectively, the “Funds”), do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of said entities, duly called and held between December 7 - 10, 2020 at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), provides that the Fund shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of the Fund shall approve the reasonableness of the form and amount of the Fund’s fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company; and

WHEREAS, the Board previously authorized and empowered the officers of the Fund to provide and maintain for the Fund a joint insured registered investment company bond, consisting of a $100 million bond written by ICI Mutual Insurance Company, which will expire on December 19, 2020, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Fund and other investment companies served by Capital Research and Management Company (“CRMC”) or its affiliates against larceny and embezzlement by their respective officers and employees; and

WHEREAS, the Board has received and reviewed a memorandum dated November 19, 2020, describing, among other matters, proposed coverage and terms of a bond and the proposed method of allocating premiums among the joint participants;

NOW, THEREFORE, BE IT RESOLVED, that the Board authorizes and empowers the officers of the Fund to provide and maintain for the Fund a joint insured registered investment company bond consisting of a $105 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Fund, other registered investment companies served by CRMC or its affiliates and the registered investment companies managed by CRMC or its affiliates which are no longer in operation; and

FURTHER RESOLVED, that the Board, including a majority of the Board members who are not interested persons of the Fund or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Fund, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $105 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Fund against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that each of the officers of the Fund is authorized to enter into a revised agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Fund shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Fund is designated, pursuant to rule 17g-1 under the 1940 Act as the person who shall make the filings and give the notices required by said rule.

Witness my hand this 1st day of March, 2021.

_/s/ Jennifer L. Butler________________

Jennifer L. Butler

Secretary

CERTIFICATE OF SECRETARY

I, Julie E. Lawton, Secretary of AMCAP FUND, AMERICAN FUNDS FUNDAMENTAL INVESTORS, AMERICAN FUNDS GLOBAL BALANCED FUND, AMERICAN MUTUAL FUND, THE GROWTH FUND OF AMERICA, THE INVESTMENT COMPANY OF AMERICA and SMALLCAP WORLD FUND, INC. (collectively, the “Funds”), do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of said entities, duly called and held between December 7 - 10, 2020 at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), provides that the Fund shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of the Fund shall approve the reasonableness of the form and amount of the Fund’s fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company; and

WHEREAS, the Board previously authorized and empowered the officers of the Fund to provide and maintain for the Fund a joint insured registered investment company bond, consisting of a $100 million bond written by ICI Mutual Insurance Company, which will expire on December 19, 2020, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Fund and other investment companies served by Capital Research and Management Company (“CRMC”) or its affiliates against larceny and embezzlement by their respective officers and employees; and

WHEREAS, the Board has received and reviewed a memorandum dated November 19, 2020, describing, among other matters, proposed coverage and terms of a bond and the proposed method of allocating premiums among the joint participants;

NOW, THEREFORE, BE IT RESOLVED, that the Board authorizes and empowers the officers of the Fund to provide and maintain for the Fund a joint insured registered investment company bond consisting of a $105 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Fund, other registered investment companies served by CRMC or its affiliates and the registered investment companies managed by CRMC or its affiliates which are no longer in operation; and

FURTHER RESOLVED, that the Board, including a majority of the Board members who are not interested persons of the Fund or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Fund, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $105 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Fund against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that each of the officers of the Fund is authorized to enter into a revised agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Fund shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Fund is designated, pursuant to rule 17g-1 under the 1940 Act as the person who shall make the filings and give the notices required by said rule.

Witness my hand this 1st day of March, 2021.

_/s/ Julie E. Lawton_________________

Julie E. Lawton

Secretary

CERTIFICATE OF SECRETARY

I, Steven I. Koszalka, Secretary of American Funds Insurance Series, American Funds Target Date Retirement Series, American Funds Portfolio Series, American Funds College Target Date Series, American Funds Retirement Income Portfolio Series, Capital Group Central Fund Series (collectively, the “Series”); American Funds Corporate Bond Fund, American Funds Emerging Markets Bond Fund, The American Funds Income Series, American Funds Inflation Linked Bond Fund, American Funds U. S. Government Money Market Fund, American Funds Mortgage Fund, American Funds Multi-Sector Income Fund, American Funds Strategic Bond Fund, American Funds Short-Term Tax-Exempt Bond Fund, American Funds Tax-Exempt Fund of New York, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, American High-Income Trust, The Bond Fund of America, Capital World Bond Fund, Intermediate Bond Fund of America, Limited Term Tax-Exempt Bond Fund of America, Short-Term Bond Fund of America, and The Tax-Exempt Bond Fund of America (collectively, the “Funds”), do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of said entities, duly called and held on December 8, 2020 at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), provides that the Series/Fund shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of the Series/Fund shall approve the reasonableness of the form and amount of the Series’/Fund’s fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company; and

WHEREAS, the Board previously authorized and empowered the officers of the Series/Fund to provide and maintain for the Series/Fund a joint insured registered investment company bond, consisting of a $100 million bond written by ICI Mutual Insurance Company, which will expire on December 19, 2020, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Series/Fund and other investment companies served by Capital Research and Management Company (“CRMC”) or its affiliates against larceny and embezzlement by their respective officers and employees; and

WHEREAS, the Board has received and reviewed a memorandum dated November 19, 2020, describing, among other matters, proposed coverage and terms of a bond and the proposed method of allocating premiums among the joint participants;

NOW, THEREFORE, BE IT RESOLVED, that the Board authorizes and empowers the officers of the Series/Fund to provide and maintain for the Series/Fund a joint insured registered investment company bond consisting of a $105 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Series/Fund, other registered investment companies served by CRMC or its affiliates and the registered investment companies managed by CRMC or its affiliates which are no longer in operation; and

FURTHER RESOLVED, that the Board, including a majority of the Board members who are not interested persons of the Series/Fund or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Series/Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Series/Fund, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Series/Fund is less than the premium the Series/Fund would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $105 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Series/Fund against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that each of the officers of the Series/Fund is authorized to enter into a revised agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Series/Fund shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Series/Fund is designated, pursuant to rule 17g-1 under the 1940 Act as the person who shall make the filings and give the notices required by said rule.

Witness my hand this 1st day of March, 2021.

_/s/ Steven I. Koszalka_________________

Steven I. Koszalka

Secretary

CERTIFICATE OF SECRETARY

I, Steven I. Koszalka, Secretary of Capital Group Central Fund Series II, consisting of Capital Group Central Corporate Bond Fund (the “Fund”), do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of the fund, duly called and held on March 10, 2021 at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended, provides that every registered investment company shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of Capital Group Central Fund Series II (the “Trust”) shall approve the reasonableness of the form and amount of the Trust’s fidelity bond, as often as their fiduciary duty requires, but not less than once annually and shall also approve the portion of the premium for any joint bond to be paid by such company; and

WHEREAS, the Board has received a memorandum dated November 19, 2020, describing, among other matters, proposed coverage and terms of a bond;

NOW, THEREFORE, BE IT RESOLVED, that the Board authorizes and empowers the officers of the Trust to provide and maintain for the Trust a joint insured registered investment company bond consisting of a $105 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the Investment Company Act of 1940, as amended, and protects this Trust, other registered investment companies served by Capital Research and Management Company or its affiliates and the registered investment companies managed by Capital Research and Management Company or its affiliates which are no longer in operation; and

FURTHER RESOLVED, that the Board, including a majority of the Board members who are not interested persons of the Trust or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Trust to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Trust, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $105 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Trust against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that each of the officers of the Trust is authorized to enter into a revised agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Trust shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that the Secretary of the Trust is designated, pursuant to rule 17g-1 under the Investment Company Act of 1940, as amended, as the person who shall make the filings and give the notices required by said rule.

Witness my hand this 11th day of March, 2021.

_/s/ Steven I. Koszalka_________________

Steven I. Koszalka

Secretary

Fidelity Bond premium allocation 2020-2021

Fund	Year End	Gross assets ($MM) as of fiscal quarter end[1,4]	Rule 17g-1 minimum coverage[2]	Premium for individual policy[2]	2020-21 allocation factor (%)	2020-21 estimated premium allocation per fund[3]
AFCTD	31-Oct	12,532.9	2,500,000	105,000	1.7%	2,030
AFIS	31-Dec	159,862.0	2,500,000	205,000	3.3%	3,963
AFMF	31-Aug	7,267.9	2,500,000	105,000	1.7%	2,030
AFPS	31-Oct	48,363.7	2,500,000	170,000	2.8%	3,287
AFRIS	31-Oct	5,653.4	2,500,000	105,000	1.7%	2,030
AFTD	31-Oct	168,575.3	2,500,000	205,000	3.3%	3,963
AHIM	31-Jul	8,440.7	2,500,000	105,000	1.7%	2,030
AHIT	30-Sep	16,736.7	2,500,000	105,000	1.7%	2,030
AMBAL	31-Dec	169,031.3	2,500,000	205,000	3.3%	3,963
AMCAP	28-Feb	72,268.7	2,500,000	170,000	2.8%	3,287
AMF	31-Oct	62,806.4	2,500,000	170,000	2.8%	3,287
BFA	31-Dec	64,961.5	2,500,000	170,000	2.8%	3,287
CBF	31-May	1,878.1	1,500,000	105,000	1.7%	2,030
CCF	31-Oct	1,640.8	1,500,000	105,000	1.7%	2,030
CGPCS	31-Oct	2,511.0	1,900,000	105,000	1.7%	2,030
CIB	31-Oct	96,276.0	2,500,000	170,000	2.8%	3,287
DWGI	30-Nov	2,561.7	1,900,000	105,000	1.7%	2,030
EMBF	31-Dec	1,119.9	1,250,000	50,000	0.8%	967
EMGF	30-Jun	1,839.4	1,500,000	105,000	1.7%	2,030
EUPAC	31-Mar	164,183.8	2,500,000	205,000	3.3%	3,963
FI	31-Dec	103,258.0	2,500,000	205,000	3.3%	3,963
GBAL	31-Oct	20,612.7	2,500,000	105,000	1.7%	2,030
GFA	31-Aug	225,348.7	2,500,000	205,000	3.3%	3,963
GIF	31-Oct	892.3	1,000,000	50,000	0.8%	967
GVT	31-Aug	19,528.9	2,500,000	105,000	1.7%	2,030
IBFA	31-Aug	27,521.3	2,500,000	105,000	1.7%	2,030
ICA	31-Dec	99,054.0	2,500,000	170,000	2.8%	3,287
IFA	31-Jul	108,079.5	2,500,000	205,000	3.3%	3,963
IGI	30-Jun	16,492.6	2,500,000	105,000	1.7%	2,030
ILBF	30-Nov	7,628.3	2,500,000	105,000	1.7%	2,030
IVE	31-Oct	949.0	1,000,000	50,000	0.8%	967
LTEX	31-Jul	5,885.1	2,500,000	105,000	1.7%	2,030
MMF	30-Sep	25,678.8	2,500,000	105,000	1.7%	2,030
MSI	31-Dec	402.1	750,000	50,000	0.8%	967
NEF	30-Nov	26,760.0	2,500,000	105,000	1.7%	2,030
NPF	30-Sep	111,582.3	2,500,000	205,000	3.3%	3,963
NWF	31-Oct	45,420.7	2,500,000	170,000	2.8%	3,287
SBF	31-Dec	4,647.5	2,500,000	105,000	1.7%	2,030
SCWF	30-Sep	54,699.2	2,500,000	170,000	2.8%	3,287
STBF	31-Aug	9,169.0	2,500,000	105,000	1.7%	2,030
STEX	31-Jul	1,531.1	1,500,000	105,000	1.7%	2,030
TEBF	31-Jul	24,707.8	2,500,000	105,000	1.7%	2,030
TEFCA	31-Jul	2,965.4	1,900,000	105,000	1.7%	2,030
TEFNY	31-Jul	293.6	750,000	50,000	0.8%	967
WBF	31-Dec	13,711.5	2,500,000	105,000	1.7%	2,030
WGI	30-Nov	97,795.0	2,500,000	170,000	2.8%	3,287
WMIF	30-Apr	123,890.0	2,500,000	205,000	3.3%	3,963
TOTALS		$1,844,760	$103,950,000	$6,145,000	100.0%	$118,808
Funds managed by Capital International, Inc.
EMGF
Funds managed by Capital Research and Management Company
All Other Funds

[1] Assets are shown as of September 30, 2020.
[2] Premiums for individual policies were provided by insurance consultant, Aon, and are based on individual policy limits of $105MM. Therefore, providing additional risk transfer value above the minimum required amount.
Each fund exceeds the Rule 17g-1 minimum coverage requirements which are determined by the asset size of the fund.
[3] Estimated premium allocations are based on an indication of $118,808 for a $105MM fidelity bond. Premiums allocated per fund were determined using four bands based on asset size.
[4] Total excludes AFCTD, AFTD, AFPS, AFRIS, AFIS Managed Risk Funds and AFIS Portfolio Series assets which are already included in totals for the underlying funds.

2020 - 2021 Fidelity Bond premium allocation

Group	Percent of allocation	2020-2021 estimated premium allocation

Funds	100%	$118,808

TOTAL	100%	$118,808[1]

[1] Based on ICI Mutual's preliminary indication for a $105 million fidelity bond. Does not include tax or brokerage fee.

OFFICER’S CERTIFICATE

This is to certify that the premium for the joint insured Registered Management Investment Company Bond issued by ICI Mutual Insurance Company was paid for the period December 19, 2020 through December 19, 2021.

Dated: 3/10/2021

/s/ Walt Burkley

Walt Burkley

Joint Insuring Agreement for Investment Company Blanket Bond “Fidelity Bond”

The registered investment companies managed by Capital Research and Management Company, its subsidiaries or affiliates, (collectively, the “Investment Company Insureds”) and the registered investment companies managed by Capital Research and Management Company, its subsidiaries or affiliates which are no longer in operation, (collectively, “Other Insureds”) (together, the “Parties”), hereby agree to jointly participate as named insureds in a joint insured fidelity bond providing for fidelity bonding of the officers and employees of the named insureds (the “Bond”), subject to the following terms and conditions:

I. Definitions

a)	Actual Loss - the total amount of any pecuniary loss suffered by any of the Parties under circumstances covered by the terms of the Policy(ies) without regard to whether the amount of coverage is sufficient to enable such party to recover the total amount of such pecuniary loss.

b)	Excess Investment Company Coverage - the amount by which the Investment Company Coverage exceeds the amount of the combined Rule 17g-1 Minimum Coverage Requirements of the Investment Company Insureds.
c)	Fidelity Coverage - the total amount of coverage provided under the Bond.

d)	Investment Company Coverage - the amount of coverage attributable to the premiums paid by the Investment Company Insureds.

e)	Rule 17g-1 Minimum Coverage Requirement - the minimum amount of insurance coverage required to be maintained by an entity on a current basis based upon the gross assets of each Investment Company and being determined as of the close of the most recent fiscal quarter in accordance with the table set forth in Rule 17g-1 of the Investment Company Act of 1940 as it may from time to time be amended by the Securities and Exchange Commission or any successor agency thereto responsible for the regulation of investment companies.

g)	Other Insureds Coverage - the amount of coverage attributable to premiums paid by the Other Insureds.

II. Amount of the Bond

It shall be the intent of the Parties that the amount of the Fidelity Coverage at all times shall be at least equal to the amount of the combined 17g-1 Minimum Coverage Requirements of the Investment Company Insureds plus the amount of coverage that would have been required by the Other Insureds pursuant to federal statute or regulations had they not been named as insureds under the Bond.

III. Allocation of Recovery under the Bond

In the event Actual Loss is suffered concurrently by any of the Parties and aggregate losses exceed policy limits, recovery to the extent of an Actual Loss will be allocated in the following manner, subject to the provisions in Section V:

a)	each Investment Company Insured which has suffered such Actual Loss shall be entitled to recover from the Investment Company Coverage, (i) its Rule 17g-1 Minimum Coverage Requirement, and (ii) to the extent there is Excess Investment Company Coverage, each such Investment Company Insured shall recover the proportion of such coverage that its premium bears to the amount of all premiums paid by all such Investment Company Insureds;

b)	each Other Insured which has suffered such Actual Loss shall be entitled to recover from the Other Insureds Coverage, (i), to the extent applicable, such Other Insured’s Rule 17g-1 Minimum Coverage Requirement, and (ii) to the extent there is excess Other Insureds Coverage, the proportion of such coverage that its premium bears to the amount of all premiums paid by all such Other Insureds;

c) each such Party shall be entitled to recover from any coverage remaining after recovery under a) and b) the proportion of such coverage that its premium bears to the amount of all premiums paid by such Parties. Entities not bearing a specific premium amount or bearing a de minimis amount as the result of recent commencement of operations shall be allocated a fair and reasonable amount in light of the facts and circumstances as determined by The Capital Group Companies Management Committee.

IV. Annual Review

The majority of the directors of each Investment Company Insured shall, not less than annually, approve the amount of the fidelity bond, the joint nature of the policies, and the portion of the premiums ratable to each Company.

V. Additional Parties

Any registered investment company managed by Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company or any company affiliated with The Capital Group Companies, Inc. that is an eligible insured party under Rules 17g-1(b) and 17d-1(d)(7) (“Additional Party”), as applicable, may become a Party hereto.

Notwithstanding the provisions in Section III, any Additional Party shall be entitled to recover its Rule 17g-1 Minimum Coverage Requirements amount under the Other Insured Coverage and, under III. b.ii), based on premiums paid by an Investment Company Insured of similar size.

Witness our hand and signatures this 19th day of December 2020

AMCAP Fund

American Funds Fundamental Investors

American Funds Global Balanced Fund

American Mutual Fund

The Growth Fund of America

The Investment Company of America

SMALLCAP World Fund, Inc.

/s/ Julie E. Lawton

Name: Julie E. Lawton

Title:   Secretary

American Balanced Fund

American Funds Developing World Growth and Income Fund

American Funds Global Insight Fund

American Funds International Vantage Fund

Emerging Markets Growth Fund

Capital Group Emerging Markets Total Opportunities Fund

Capital Group Private Client Services Funds

Capital Group U.S. Equity Fund

The Income Fund of America

International Growth and Income Fund

/s/ Courtney R. Taylor

Name: Courtney R. Taylor

Title:   Secretary

American Funds College Target Date Series

American Funds Corporate Bond Fund

American Funds Emerging Markets Bond Fund

The American Funds Income Series

American Funds Inflation Linked Bond Fund

American Funds Insurance Series

American Funds Mortgage Fund

American Funds Multi-Sector Income Fund

American Funds Portfolio Series

American Funds Retirement Income Portfolio Series

American Funds Short-Term Tax-Exempt Bond Fund

American Funds Strategic Bond Fund

American Funds Target Date Retirement Series

American Funds Tax-Exempt Fund of New York

The American Funds Tax-Exempt Series II

American Funds U.S. Government Money Market Fund

American High-Income Municipal Bond Fund

American High-Income Trust

The Bond Fund of America

Capital Group Central Fund Series

Capital World Bond Fund

Intermediate Bond Fund of America

Limited Term Tax-Exempt Bond Fund of America

Short-Term Bond Fund of America

The Tax-Exempt Bond Fund of America

/s/ Steven I. Koszalka

Name: Steven I. Koszalka

Title:   Secretary

Capital Income Builder

Capital World Growth and Income Fund

EuroPacific Growth Fund

The New Economy Fund

New Perspective Fund

New World Fund, Inc.

Washington Mutual Investors Fund

/s/ Jennifer L. Butler

Name: Jennifer L. Butler

Title:   Secretary

Capital Research and Management Company, on behalf of itself, and its affiliates hereby executes this Joint Insuring Agreement solely with respect to Rider 12 of the ICI Mutual Insurance Policy for the funds, that in the event that a loss is covered under more than one bond issued to Capital Research and Management Company or any affiliates thereof, and the aggregate loss exceeds the full policy limit, the Investment Company Insureds shall be entitled to priority of payment for the full amount of the liability limit.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

Walt Burkley, Senior Vice President and Secretary